UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-42951

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WeShop Holdings Limited
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Hawk House
22 The Esplanade
Jersey,
JE1 1HH
Channel Islands
+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
        Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

1.Extension of Effectiveness of Registration Statement on Form F-1

In November 2025 WeShop Holdings Limited’s (the “Company”) registration statement on Form F-1 (File No. 333-290275) became effective under Section 8(a) of the Securities Act with respect to the Company’s direct listing on Nasdaq. The Company intends to use commercially reasonable efforts to keep the registration statement effective until early April of 2026.

This Form 6-K is being furnished for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WESHOP HOLDINGS LIMITED

By: /s/ Johnny Hickling
Name: Johnny Hickling
Title: Chief Financial Officer

Date: February 6, 2026